May 18, 2007

Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re: BJ Services Company
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 7, 2006
File No. 1-10570

Dear Ms. Sifford:

On behalf of BJ Services Company, this letter responds to comments on the above referenced filing, as detailed in the Staff's letter dated May 4, 2007.

COMMENT:

Note 1. Business and Basis of Presentation

Intangibles assets, page 52
  Please refer to our prior comment 1 of our letter dated April 2, 2007. We note you have aggregated multiple operating segments into two separate reporting units - U.S./Mexico Pressure Pumping, and International Pressure Pumping. We further note that you have addressed your reasons for aggregating operating segments, but this reasoning applies to components, not operating segments. We disagree with your conclusion about the aggregation of operating segments into single reporting units. Under the guidance of SFAS No. 142, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). There is nothing in the guidance that contemplates the aggregation of operating segments into one reporting unit.

Please revise your disclosure to identify each of your reporting units correctly under the guidance of SFAS No. 142, and tell us if you would have identified any impairment under the revised reporting units.

RESPONSE:

In response to your comment, we performed an analysis to evaluate goodwill for impairment at a lower level. We considered whether any components existed below the operating segment level that would represent a reporting unit and concluded there were none. Thus, we performed our analysis at the operating segment level, which are:

  U.S. Pressure Pumping

  Mexico Pressure Pumping

  Canada Pressure Pumping

  Latin America Region (Pressure Pumping)

  Europe/Africa Region (Pressure Pumping)

  Middle East Region (Pressure Pumping)

  Russia (Pressure Pumping)

  Asia-Pacific Region (Pressure Pumping)

  Production Chemicals

  Casing and Tubular Services

  Process and Pipeline Services

  Completion Tools

  Completion Fluids

We allocated goodwill to the operating segments identified above based on the guidance in paragraphs 34-35 of SFAS No. 142. This allocation was based on several factors including estimated fair value, revenue and profit growth opportunities and acquisition strategies.

We then completed an impairment analysis in accordance with SFAS No. 142 for each of the last five fiscal years. Based on this analysis, we did not identify an impairment of goodwill.

As discussed in our phone conversation on May 10, 2007 with Bob Carroll, we would like to continue to discuss with the Staff the reporting unit definition within SFAS No. 142 as it applies to our business. As noted in our April 25, 2007 response letter to the Staff's comments on the above referenced filing, we considered the background and basis for conclusions in SFAS No. 142 and EITF Topic D-101 in our initial goodwill evaluation. We would like you to also consider the following scenarios.

Scenario 1

We have offshore pressure pumping vessels that can be relocated throughout the world. These vessels typically have high fixed costs associated with them and are expensive assets to maintain. Therefore, it is critical to operate such assets in markets that maximize profitability. We may acquire, and have acquired in the past, offshore vessels (among other assets) through the acquisition of a company. At the date of acquisition, the predecessor company may have a vessel operating in a less active (and possibly lower margin) market of the world. However, using BJ's global platform, we may be able to relocate one or more vessels to better utilize the assets in another region of the world. We may not know the exact location for many months, or years, depending on the contractual commitment at the time of acquisition. Considering this scenario, the identification of our geographic operating segments as our reporting units may result in the allocation of the goodwill to the area of the world the vessel was located at the time of acquisition, without considering that the vessel, certain personnel and the associated technology could potentially move to another part of the world. The initial region to which goodwill would have been allocated would continue to be burdened with recovery of the goodwill, but the resources that recover that goodwill (assets, people and technology) may move to another geographic region (reporting unit).

Scenario 2

In the early 1990's, coiled tubing services (stimulation) as a method of enhancing crude oil or natural gas production was gaining acceptance by the oil and gas companies (our customers). We had limited coiled tubing capacity and demand for this service line was increasing. In 1996, we completed a large acquisition that provided us the critical mass (assets and people) to execute a strategy of introducing coiled tubing to markets around the world. The acquired company had a large coiled tubing presence in concentrated areas of the world; however, it was our intent to introduce and grow the coiled tubing product line acquired into other areas of the world where we had a presence and as we saw the business need. At the time of the acquisition, we did not know specifically which geographic markets provided the best opportunity for expansion, as the decision to expand would depend upon the types of well formations, local customer base, and availability of skilled labor. Nor did we know with precision the magnitude or timing of any such expansion.

The geographic regions of our pressure pumping business have worked and are working in concert to recover the goodwill associated with that acquisition. If a similar acquisition occurred today, we believe any allocation of goodwill across international regions where no assets reside could be construed as arbitrary. We believe this would result in an allocation that is inconsistent with the Board's rationale in paragraph B111 of SFAS No. 142.

Scenario 3

Geographic markets often shift based on political or financial stability of a country or region of the world. As the market conditions change, we move our resources (assets, people and technology) to other areas which are prospering. As disclosed in our recent 10-Q filing, the Canadian market has declined. We are currently moving people and assets out of Canada and into several international markets. Canada Pressure Pumping is still burdened with recovering that goodwill even though the resources are being deployed to other markets. These resources may move temporarily or permanently depending on the market conditions.

As mentioned in our April 25, 2007 response letter to the Staff's comments on the above referenced filing, in evaluating economic characteristics, Topic D-101 also states that entities should also consider "Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert." While the regions are not interdependent upon one another, they do work in concert to recover goodwill. Consistent with our acquisition and integration strategies, resources (technology, personnel and equipment) are routinely transferred between regions enabling the recovery of goodwill for the pressure pumping business. Therefore, we believe the appropriate level to test goodwill is at the reportable segment level for pressure pumping.

As noted previously, we would appreciate the opportunity to continue to discuss this matter, and we can provide supplemental information to further clarify how the topic applies to our business. Pending the outcome of these discussions, our disclosures will be modified accordingly. I will make myself available and can be reached at 713-895-5607.

Sincerely,
By:	/s/ Jeffrey E. Smith
Jeffrey E. Smith
Vice President and Chief Financial Officer